DAVID W. GHEGAN 404.885.3139 telephone 404.962.6599 facsimile david.ghegan@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, GA 30308-2216 404.885.3000 telephone troutmansanders.com
June 10, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	Bluelinx Holdings Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed: May 25, 2011 File No.: 333-173722
Dear Ms. Long:
     This letter is being submitted in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in the Staff’s letter dated June 7, 2011 (the “Comment Letter”) with respect to the above-referenced Amendment No.1 to the Registration Statement on Form S-1 (File No. 333-173722), filed by BlueLinx Holdings Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The Company has also filed today, Pre-effective Amendment No. 2 to the Form S-1 (the “Amended S-1”) that reflects the responses provided below. The terms “we,” “us,” and “our” in the responses refer to the Company.
     For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
General
1.	We note your response to comment one in our letter dated May 19, 2011. To aid us in evaluating your response, please provide us supplementally with a detailed account of the discussions between you and Stadium Capital. We are particularly interested in any communications between you and Stadium Capital that occurred
ATLANTA     CHICAGO     HONG KONG     LONDON     NEW YORK     NEWARK     NORFOLK     ORANGE COUNTY     PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

VIA EDGAR
United States Securities and Exchange Commission
June 10, 2011

after the date on which Stadium Capital informed you that it was not interested in serving as a backstop purchaser (which, based on your response, appears to have occurred on or about March 10, 2011) but before you filed your registration statement on April 26, 2011. In doing so, please provide as comprehensive a chronology as possible, using specific dates to the extent they are known or available. Please also describe for us what information about the rights offering, if any, you shared with Stadium Capital prior to filing your registration statement and clarify for us how Stadium Capital confirmed its intention to participate in the rights offering.

Response

Following discussions with the Staff on June 9, 2011, the Company will treat the shares, if any, issued to Stadium Capital in connection with the rights offering as being offered privately and, as a result, such shares will not be registered under the Securities Act of 1933, as amended. The Company has revised the disclosures on pages xi and 4 of the Amended S-1 to reflect this change.
Material U.S. Federal Income Tax Consequences, page 33
2.	We note that the tax opinion regarding the material U.S. federal income tax consequences of the rights offering has been filed as Exhibit 8.1 in short form. Because it appears that you intend the tax discussion section of the prospectus to set forth counsel’s opinion, please revise your disclosure to clearly state that the discussion and each of the conclusions in the prospectus are the opinion of counsel and ensure that counsel presents its full opinion in this section of the prospectus and clearly identifies the matters upon which counsel is opining.

Response

In response to the Staff’s comment, we have revised the disclosure on page 33 of the Amended S-1.
Taxation of Subscription Rights, page 34
3.	We note the uncertainty as to the tax treatment of the subscription rights. Please expand your disclosure to describe the basis for the uncertainty and add appropriate risk factor disclosure to the prospectus.

Response

VIA EDGAR
United States Securities and Exchange Commission
June 10, 2011

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Amended S-1 by removing the last three sentences under the heading “Receipt of Subscription Rights” and replacing them with the following:

“A common stockholder who receives a right to acquire shares of common stock will be treated as having received a taxable dividend if the distribution is treated as part of a “disproportionate distribution.” A disproportionate distribution of stock or stock rights occurs when a distribution (or series of distributions) from a corporation results in (a) an increase in the stockholder’s proportionate interest in the earnings and profits or assets of the corporation and (b) the receipt by other stockholders of cash or other property. For purposes of the above, “stockholder” includes holders of warrants, options and convertible securities. We do not believe, however, that a disproportionate distribution will occur and, therefore, the receipt of subscription rights will not be taxable to a stockholder.”
Exhibit 8.1 – Opinion of Troutman Sanders LLP as to certain tax matters
4.	As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transaction, please have counsel state in its opinion that the tax discussion in the prospectus is counsel’s opinion with respect to the transaction. Counsel’s current disclosure in the penultimate paragraph on page two of the opinion that the tax discussion in the prospectus has been reviewed by counsel and is correct in all material respects is not sufficient.

Response

In response to the Staff’s comment, Troutman Sanders LLP has revised its tax opinion to state that the discussion contained in the prospectus under the caption “Material U.S. Federal Income Tax Consequences” constitutes the opinion of Troutman Sanders LLP.

5.	We note that in the last paragraph on page two of the opinion counsel states, among other things, that the opinion may not be relied upon “for any purpose by any other person” without counsel’s prior written consent. Please have counsel revise its opinion to remove any limitation as to person. We will not object to the limitation as to purpose.

Response

In response to the Staff’s comment, Troutman Sanders LLP has revised its tax opinion to remove any limitation as to persons that may rely upon the opinion.

VIA EDGAR
United States Securities and Exchange Commission
June 10, 2011

6.	Please have counsel revise its opinion to expressly consent to the discussion of its opinion in the prospectus. Please refer to Rule 436(a) under the Securities Act of 1933, as amended.

Response

In response to the Staff’s comment, Troutman Sanders LLP has revised its tax opinion to expressly consent to the discussion of its opinion in the prospectus.
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     We appreciate the assistance the Staff has provided with its comments. Please direct any further questions or comments you may have regarding the Registration Statement or the Amended S-1 to me at (404) 885-3139.
Sincerely,
/s/ David W. Ghegan
David W. Ghegan
cc: Sara E. Epstein, Senior Counsel, BlueLinx Holdings Inc.